Exhibit 99.3

Fleet Status Report

19 February 2025

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 19 February 2025

New Contracts / Extensions / Amendments

Norve
• Contract: July 2025 to April 2026, Vaalco Energy (Gabon)
Thor
• Contract: May 2025 to June 2025, Undisclosed (Southeast Asia)
Groa
• Options exercised: April 2025 to April 2026, Qatar Energy (Qatar)

Letters of Award / Letters of Intent / Negotiations

Gerd
• Binding LOA: June 2025 to September 2025, Undisclosed (West Africa)

Other Developments

Arabia II
• Received notice of suspension from Saudi Aramco, Saudi Arabia in November 2024. Contract was terminated effective late December 2024
Galar, Gersemi and Grid
• Received a notice of temporary suspension
Gerd
• Commenced operations with Eni in Congo in early December 2024
Prospector 1
• Commenced operations with an undisclosed customer in Netherlands in early December 2024
Arabia I
• Mobilized to Brazil; Undergoing contract preparation and customer acceptance ahead of its new contract
Vali
• Mobilized to Malta; Undergoing contract preparation and customer acceptance ahead of its new contract

Borr Drilling Fleet Status Report - 19 February 2025

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras 3	Q1 2025	Q1 2029	Brazil	Committed with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	December - 2025	Mexico	Temporary Suspension
Gerd	PPL Pacific Class 400	400 ft	2018	ENI	December - 2024	May - 2025	Congo	Operating
				Undisclosed	June - 2025	September - 2025	West Africa	LOA
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Temporary Suspension
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Temporary Suspension
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2026	Qatar	Operating
Gunnlod	PPL Pacific Class 400	400ft	2018	ExxonMobil	November - 2024	July - 2025	Malaysia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	March - 2026	Mexico	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	August - 2024	December - 2025	Congo	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
				BW Energy	December - 2022	February - 2025	Gabon	Operating
Norve	PPL Pacific Class 400	400 ft	2011	Marathon Oil	March - 2025	June - 2025	Equatorial Guinea	Committed
				Vaalco Energy	July - 2025	April - 2026	Gabon	Committed with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Undisclosed ONE-Dyas	December - 2024 March - 2025	February - 2025 July - 2025	Netherlands United Kingdom/Netherlands	Operating Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	April - 2024	May - 2026	Congo	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	July - 2024	September - 2025	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019		November - 2024	April - 2025	Singapore	Warm Stacked
				Undisclosed	May - 2025	June - 2025	Southeast Asia	Committed
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	Q1 2025	Q2 2026	Malta/Libya	Committed with option to extend

Available Rigs

Arabia II	KFELS B Class	400 ft	2019		December - 2024		Bahrain	Warm Stacked
Ran [1]	KFELS Super A Class	400 ft	2013		February - 2025		Mexico	Warm Stacked
Var	KFELS Super B Bigfoot Class	400 ft	2024		December - 2024		Singapore	Warm Stacked

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

		Operating / Committed	Available	Cold Stacked

Total Fleet	24	21	3	0

Borr Drilling Fleet Status Report - 19 February 2025 Rig Name Location 2024 2025 2026 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Premium Jack-Ups Southeast Asia Thor Singapore/Southeast AsiaPetronas Carigali HLJOC Undisclosed Gunnlod Malaysia ROC Oil PTTEP ExxonMobil Idun Thailand Prep PTTEP Mist Thailand Valeura Energy Option Saga Brunei Brunei Shell Petroleum Skald Thailand PTTEP Option Var Singapore Middle East Arabia II Bahrain Saudi Aramco Arabia III 1 Saudi Arabia Saudi Aramco Groa Qatar QatarEnergy Europe and Africa Prospector 1 1 United Kingdom/Netherlands Neptune ONE-Dyas ONE-Dyas Undisclosed ONE-Dyas Option Natt Congo ENI Norve Gabon/Equatorial Guinea BWE Marathon Oil Vaalco Energy Option Prospector 5 1 Congo ENI Gerd Congo/West Africa Bunduq Prep/Mob ENI Undisclosed Vali Malta/Libya Prep/Mob Mellitah Oil and Gas Option Mexico Ran 1 Mexico TotalEnergies Wintershall Galar Mexico PEMEX 2 Gersemi Mexico PEMEX 2 Grid Mexico PEMEX 2 Njord Mexico PEMEX 2 Odin Mexico PEMEX 2 Hild Mexico Fieldwood Energy Option South America Arabia I Brazil Saudi Aramco Suspension Prep/Mob Petrobras3 Firm/ LOA Option Available Under Construction 1 - HD/HE Capability 2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX 3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

Borr Drilling Fleet Status Report - 19 February 2025

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.